Correspondence

October 6, 2017

Myra Moosariparambil, CPA
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:  August 23, 2017
        Comment Letter
        Form 10-Q for the quarter ended March 31, 2017
        File No. 001-13101

Dear Ms. Moosariparambil:

We respectfully request an extension of time to respond to your request for information until October 26th because we have been waiting on an asset appraisal that was promised for this week but has not yet been received.

Very truly yours,

/s/ Fred Wagenhals
Fred Wagenhals